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                                                                                                 EXHIBIT 12

                                      KENTUCKY POWER COMPANY
                         Computation of Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                          1993       1994      1995      1996      1997
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . . .    $17,472    $19,090   $19,090   $14,914   $14,867
  Interest on Other Long-term Debt . . . . . . . . .      2,033       -        2,422     6,446     8,597
  Interest on Short-term Debt. . . . . . . . . . . .      1,001      1,621     2,242     2,849     3,034
  Miscellaneous Interest Charges . . . . . . . . . .        523        485       510       555       559
  Estimated Interest Element in Lease Rentals. . . .        800        700       700       800     1,700
       Total Fixed Charges . . . . . . . . . . . . .    $21,829    $21,896   $24,964   $25,564   $28,757

Earnings:
  Net Income . . . . . . . . . . . . . . . . . . . .    $18,031    $25,273   $25,128   $16,973   $20,746
  Plus Federal Income Taxes. . . . . . . . . . . . .      1,620      2,178     3,914     5,119     9,415
  Plus State Income Taxes. . . . . . . . . . . . . .      1,116      1,154     1,420       598     2,190
  Plus Fixed Charges (as above). . . . . . . . . . .     21,829     21,896    24,964    25,564    28,757
       Total Earnings. . . . . . . . . . . . . . . .    $42,596    $50,501   $55,426   $48,254   $61,108

Ratio of Earnings to Fixed Charges . . . . . . . . .       1.95       2.30      2.22      1.88      2.12
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